Exhibit 4.2.1

PAETEC COMMUNICATIONS, INC.

AGENT INCENTIVE PLAN

(As amended and restated January 25, 2007)

Introduction

Employee participation in ownership through stock options is a key element of PaeTec’s business plan. Our authorized independent sales agents (“agents”) are also an important part of PaeTec’s marketing strategy, and we want to offer means by which agents who help us succeed can share in the success along with our employees and shareholders. Accordingly, we created this Agent Incentive Plan (the “Plan”). This document is an amendment and restatement of the Plan and is effective as of January 25, 2007.

Under the Plan, agents will be granted Warrants entitling them to purchase shares of the Class A Common Stock of our parent company, PAETEC Corp. (“Warrant Shares”).1 The Exercise Price will be set at the time the Warrants are granted by the Company based on the then current fair market value of PaeTec’s stock. Agents who receive Warrants will then have the benefit of subsequent increases in the price of the shares over the Exercise Price of the Warrants. In this way, agents who consistently generate significant monthly revenues for PaeTec are rewarded with the option to invest in the Company upon exercise of the Warrants and to share in future increases in value of the Company.

PaeTec is currently a private company and there is no public trading market for its Class A Common Stock. Recognizing that agents will not, therefore, realize cash “value” from the Plan until PaeTec becomes a public company, the Warrants will not be exercisable before the first anniversary of the date PaeTec successfully completes an initial public offering of its common stock, as defined in the Plan (an “IPO”). Further, the Warrants will only be exercisable in compliance with federal and state securities laws.

The ability to exercise the Warrants (also referred to as “vesting”) will also be dependent on the achievement of targeted sales volumes for PaeTec products and services. The right to purchase the Warrant Shares will vest over a period of up to four years and nine months, depending on the continued realization of specified sales revenues for the Company’s products and services from customers generated by the agent.

The Company has set aside a total of 500,000 shares to cover Warrants under the Plan. Once the Warrants have been granted with respect to all 500,000 shares, the Plan will automatically end unless the Company decides, in its sole discretion, to continue the Plan by increasing the number of shares available under the Plan.

[1]	For purposes of the Plan, references to “PaeTec” or the “Company” mean (a) PAETEC Corp., with respect to the Warrant Shares, and (b) PAETEC Corp. and its direct and indirect subsidiaries, including PaeTec Communications, Inc., with respect to the vesting provisions of the Plan. The foregoing definitions are subject to adjustment as described under “Adjustment of Exercise Price and Number of Shares.” A warrant is similar to an option; it is a legal right to purchase stock at a specified price per share which is referred to as the "Exercise Price."

Grant and Exercise Price

Whether Warrants will be granted to an agent, the timing of the grant and the number of Warrant Shares to be granted to an agent shall be determined by the Company in its sole discretion. In the discretion of the Company, an agent may be granted Warrants for 2,500, 5,000, 10,000 or 30,000 Warrant Shares.

The price for purchasing the Warrant Shares (in other words, the Exercise Price) will be the fair market value per share of PaeTec’s Class A Common Stock as of the date the Warrants are granted. Since PaeTec is currently not a public company and there is no trading market for its shares, the fair market value per share will be set by the Company at the time of the grant, and its determination will be final. For Warrants issued after PaeTec goes public within the meaning of the Plan, the fair market value per share will generally equal the closing price per share of PaeTec’s Class A Common Stock on the last trading date of the month the Warrants are issued to the agent.

A form of the Warrant Certificate is attached as Exhibit A.

Payment for the Warrant Shares

Agents will pay nothing at the time the Warrants are issued to them. In fact, no payment is required until the agent decides to exercise its rights under the Warrant. At that point, the agent will have to pay the Exercise Price in cash for the Warrant Shares it elects to buy. Alternatively, a “cashless exercise” will be permitted.

The “cashless exercise” alternative in essence enables the agent to use the appreciation, if any, in the value of PaeTec stock over the Exercise Price, rather than its own funds, to pay for the Warrant Shares. For example, assume the agent is eligible (i.e., PaeTec has gone public within the meaning of the Plan and the agent’s Warrants have “vested”) to purchase 3,000 Warrant Shares at an Exercise Price of $8.00 per share. Further assume that the market price of the shares at the time of exercise has increased to $12.00 per share, reflecting appreciation of $4.00 per share.2 The agent could either purchase 1,000 shares by paying $8,000 in cash, or it could acquire 1,000 shares through a “cashless exercise” by authorizing the Company to cancel 2,000 Warrants in addition to the 1,000 Warrants being exercised. In effect, the appreciation in the 2,000 Warrants to be cancelled is used to purchase 1,000 Warrant Shares. By using the cashless exercise alternative, the agent foregoes the opportunity to purchase a larger number of shares for the privilege of not having to invest its own funds.3

Securities Law Matters

[2]	This example is for illustration purposes only. There is no guarantee that PaeTec stock will perform in this manner in the future.

[3]	See the attached Warrant Certificate for the mechanism for a cashless exercise.

In order that agents holding Warrants will have sufficient information about the Company to make an informed decision about investing in Warrant Shares, and will be able to sell in a public market any Warrant Shares they elect to purchase through the exercise of the Warrants, the Warrants will not be exercisable before the first anniversary of the date PaeTec has successfully completed an IPO, and then only after PaeTec has “registered” the Warrant Shares on a Registration Statement filed with the Securities and Exchange Commission and remaining effective at the time of exercise of the Warrants. For purposes of the Plan, PaeTec will be deemed to have successfully completed an IPO on the date in which it closes (i) an initial public offering underwritten by an investment banking firm on a firm commitment basis pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale by the Company of its common stock or (ii) becomes a wholly-owned subsidiary of a company whose common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended, upon the closing of a merger transaction in which the Class A Common Stock of PAETEC Corp. is exchanged for the common stock of such company pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission. While PaeTec anticipates that it will go public in the future, there can be no assurance that it will do so within any specified period of time or at all. If PaeTec fails to go public, the Warrants will never become exercisable.

Vesting

Subject to the IPO and registration requirements previously described, an agent’s ability to exercise the Warrant and purchase Warrant Shares depends on the agent’s achievement and maintenance of specified average monthly sales revenues for the Company’s products and services. (For purposes of the Plan, “sales revenues” include only actual billings for the Company’s products and services rendered to customers generated by the agent or its subagents.) Except as hereafter provided, an agent must achieve average monthly sales revenues for the Company at least equal to the “Revenue Target” by no later than the ninth calendar month following the calendar month during which the Warrant was granted (“Ninth Calendar Month”). Revenue Targets are based upon the maximum number of Warrant Shares that the agent may purchase pursuant to the Warrant granted to the agent and are determined as follows:

Number of Warrant Shares	Monthly Revenue Target
2,500	$ 25,000
5,000	$ 50,000
10,000	$100,000
30,000	$250,000

The Revenue Target for successive grants to an agent that is granted more than one Warrant pursuant to the Plan shall be based upon the cumulative number of Warrant Shares that may be purchased by the agent. For example, an agent that is granted an initial Warrant with respect to 5,000 Warrant Shares shall have a Revenue Target for that Warrant equal to $50,000 per month. If that same agent is subsequently granted another Warrant with respect to an additional 5,000 Warrant Shares, the Revenue Target for the second Warrant shall be $100,000 per month.

As an exception to the requirement that the agent achieve the Revenue Target by the Ninth Calendar Month, the Company, in its sole discretion, may postpone the month in which the agent must achieve the Revenue Target until the second full calendar month that follows the calendar month during which the final “Pending Order” is installed. For purposes of the Plan, a “Pending Order” is a confirmed order for Company products and/or services that has been received by the agent and accepted by the Company, but not yet installed, by the last day of the Ninth Calendar Month.

If an agent achieves the Revenue Target in actual sales revenue for the Company within nine calendar months after the month the Warrant is issued, then the agent shall “vest” in, and may purchase up to, 20% of the applicable Warrant Shares, assuming that the IPO and registration requirements described in the “Securities Law Matters” section above have been satisfied. The “Initial Vesting Date” for the first 20% of the applicable Warrant Shares shall be (a) the last day of the calendar month in which the agent achieves the Revenue Target, or (b) the last day of the second calendar month that follows the calendar month during which the final Pending Order is installed, if the Company, in its sole discretion, postpones the month in which the agent must achieve the Revenue Target and if the agent actually achieves the Revenue Target with the sum of the agent’s revenues during the Ninth Calendar Month and the agent’s revenues from Pending Orders during the second calendar month that follows the calendar month during which the final Pending Order is installed. An agent’s ability to purchase the rest of the shares under the Warrant (in other words, the remaining 80%) will depend on the maintenance of sales revenues over the next four years.

If the agent vests in the right to purchase the first 20% of the Warrant Shares, the Company will review the agent’s revenue level as of the last day of the month in which the Initial Vesting Date occurs, in each of the succeeding four years. The last day of the applicable month is referred to as the “Anniversary Date.” For example, if the Initial Vesting Date occurs in May 2001, the relevant Anniversary Dates for purposes of vesting in the remaining 80% of the Warrant Shares are May 31, 2002, May 31, 2003, May 31, 2004 and May 31, 2005. If the agent’s average monthly sales during the twelve months preceding the applicable Anniversary Date remain at or above an amount equal to the Revenue Target, an additional 20% of the shares covered by the Warrant will “vest” and become exercisable as of the Anniversary Date. Thus, for example, an agent that is granted Warrants for 2,500 shares in August 2000, and that has $25,000 in actual sales revenue for the Company during the month of May 2001 (the Ninth Calendar Month in this example), could purchase 500 shares (20% of 2,500 shares) at any time on or after May 31, 2001.4 The agent could purchase 500 additional shares after the end of each May thereafter until all 2,500 shares are vested, provided that the agent maintains the required average monthly revenue level of $25,000.

After vesting in the right to purchase the initial 20% of the Warrant Shares, the “penalty” for falling below the average monthly Revenue Target is simply that no Warrants will

[4]	Subject to the IPO and registration restrictions previously described.

vest that year. Thus, using the prior example, assume that the agent hits the applicable Revenue Target for May 2001, thereby vesting in the right to purchase 500 shares, but that agent’s average monthly sales during the succeeding twelve months falls below the $25,000 average monthly revenue threshold to $15,000. In that case, the agent would not vest in the right to purchase the 500 shares that would otherwise have vested as of May 31, 2002 if it had achieved its Revenue Target.

If an agent fails to meet its average monthly Revenue Target and therefore a 20% installment does not vest, the Plan offers the agent an opportunity to “earn back” the forfeited Warrant Shares in subsequent years up to and including the fifth Anniversary Date by bringing monthly sales levels back above the Revenue Threshold target by a sufficient amount to exceed the prior year’s shortfall. Thus, returning to the example in the preceding paragraph, if it is subsequently determined that the agent’s average monthly sales during the twelve months ending May 31, 2003 exceeds $35,000 (in other words, $25,000 for the twelve months ending May 31, 2003 and $10,000 to make up for the May 2002 year-end shortfall), the 500 shares that did not vest at the end of year one (May 2002) would vest, and an additional 500 shares would vest for the current year as well. See the example below.

On the other hand, unless extended by the Company in its sole discretion, if an agent fails to achieve the applicable Revenue Target within nine calendar months after issuance of the Warrant, the Warrant shall become null and void and the agent shall forfeit the right to purchase any Warrant Shares. Unvested Warrant Shares shall also be forfeited if the agent’s status as an appointed sales agent of the Company is terminated for any reason. Warrant Shares forfeited pursuant to this paragraph may be reissued by the Company to the same agent, or to other agents, as determined by the Company in its sole discretion.

The following examples further illustrate how the vesting rules work.

Warrant Shares: 10,000

Revenue Target: $100,000

1.	9th Calendar Month After Grant—Agent has never generated monthly sales revenues in excess of $80,000:

All Warrant Shares are forfeited and Warrant becomes null and void.

2.	6th Calendar Month After Grant, revenues for the month = $100,000:

Warrants for 2,000 shares (20%) vest immediately

3.	First Anniversary Date (average monthly revenues during preceding 12 months = $90,000):

Since the average monthly revenues were less than $100,000, no additional Warrant Shares vest.

4.	Second Anniversary Date (average monthly revenues during preceding 12 months = $85,000):

Again, the revenues are less than $100,000 and, as a result, the 20% of the Warrants which would otherwise have vested do not vest (Agent remains vested for 2,000 shares from initial achievement of the Revenue Target).

5.	Third Anniversary Date (average monthly revenues during preceding 12 months = $130,000):

Since the average monthly revenues during the preceding 12 months exceeded the $100,000 target level by $30,000 (which would make up for the Year 2 shortfall of $10,000 and the Year 3 shortfall of $15,000), the agent will vest in the shares that would otherwise have vested in Year 2 and Year 3. Accordingly, 20% of 10,000 Warrants will vest for the current Year 4, an additional 20% will vest for Year 3, and additional 20% vest for Year 2 for a total of 8,000 Warrants vested, including the Warrants vested in Year 1. However, there will be no credit given with respect to the $5,000 in extra revenues (difference between the excess $30,000 and the $25,000 total shortfall amount) for any future periods.

6.	Fourth Anniversary Date (average monthly revenues = $80,000):

Since the average monthly revenues for twelve months ended on the Fourth Anniversary Date once again fell below the $100,000 threshold, the last 20% will not vest. However, the agent will have one last chance to earn back these forfeited shares if it has or exceeds $120,000 in average monthly revenues during the year that ends on the Fifth Anniversary Date.

Regardless of whether any Warrant has “vested” as herein described, unless and until the IPO and registration requirements described in the “Securities Law Matters” section above have been satisfied, the agent holding the Warrants may not purchase Warrant Shares under any circumstances. Further, an agent can “earn back” Warrants that did not vest because average monthly sales fell below target only until the fifth Anniversary Date. Warrants that do not vest by the fifth Anniversary Date shall be forfeited and the applicable Warrant Shares may be reissued in subsequent grants pursuant to the Plan, as determined by the Company in its sole discretion.

Expiration Date

All vested but unexercised Warrants shall expire ten years after date of issuance of the Warrant Certificate.

Sub-Agents

PaeTec Communications recognizes that many agents work with sub-agents and that they may wish to assign some of their Warrants to sub-agents who help them achieve and maintain their PaeTec revenue goals. Accordingly, while Warrants generally are not transferable, limited transfers to sub-agents will be permitted on the following conditions: (i) the agent has obtained the prior written consent of the Company, which consent may be granted or withheld in its sole discretion; (ii) the proposed transferee must be a genuine sub-agent who has provided bonafide services on behalf of the agent to sell products and services of the Company and proof of the subagent’s sales of PaeTec products and services will be required, (iii) only vested Warrants may be assigned, (iv) the minimum assignment must be for at least 50 Warrant Shares and must be in increments of 50 Warrant Shares, and (v) the sub-agent transferee will be subject to the same restrictions as the agent, e.g., Warrants are not exercisable until the IPO and registration requirements described in the “Securities Law Matters” section above have been satisfied. Warrant Shares may only be transferred in compliance with the securities laws.

Transferability—Warrants and Warrant Shares

Except for transfers to sub-agents as previously discussed, Warrants may not be assigned, transferred, pledged or otherwise disposed of and any attempted transfer will be void. It is PaeTec’s intention to “register” the Warrant Shares issuable upon exercise of the Warrants once it becomes a public company so that the Warrant Shares will generally be freely tradable in the public market. However, it is possible that, for some reason that we cannot presently foresee, this registration would be precluded or delayed. In that event, the Warrant Shares could not be sold unless an exemption from the application of the securities laws is available. Agents are urged to contact the Company prior to purchasing Warrant Shares pursuant to the exercise of a Warrant to confirm that the shares will in fact be freely tradable.

Adjustment of Exercise Price and Number of Shares

The Exercise Price and the number of Warrant Shares covered by the Warrants are subject to adjustment from time to time as provided below.

In case the Company shall at any time after a Warrant is issued (i) effect a distribution payable in shares of the Company’s common stock (the “Common Stock”) to all holders of the outstanding Common Stock, (ii) subdivide the outstanding shares of Common Stock, (iii) combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issue any securities of the Company in a reclassification or recapitalization of the Common Stock, then the number and kind of securities issuable upon exercise of the Warrants (commencing on the record date for such distribution or the effective date of such subdivision, combination, reclassification or recapitalization) shall be proportionately adjusted so that the holder of the Warrants exercised after such time shall be entitled to receive the aggregate number and kind of securities which, if such Warrants had been exercised in full immediately prior to such date, the holder would have owned upon such exercise and been entitled to receive by virtue of such distribution, subdivision, combination, reclassification or recapitalization. Such adjustment shall be made successively whenever any event listed above shall occur.

Upon each adjustment of the number or kind of shares of Common Stock for which the Warrants are exercisable as provided in the paragraph above, the per share Exercise Price payable upon exercise of the Warrants shall be adjusted by multiplying the Exercise Price immediately prior to such adjustment by a fraction (i) the numerator of which shall be the number of shares of Common Stock covered by the Warrants prior to such adjustment, and (ii) the denominator of which shall be the number of shares of Common Stock covered by the Warrants immediately after such adjustment.

If the Company is involved in any reorganization, merger, consolidation or similar transaction, the number and kind of securities issuable upon exercise of Warrants shall be adjusted so that the holder of the Warrants would be entitled to receive the number and kind of securities that such holder would have received pursuant to such reorganization, merger, consolidation or similar transaction if the securities subject to such Warrants had been issued immediately prior to such reorganization, merger, consolidation or similar transaction. In the event that the Company is not the issuer of the securities that such holder would have so received pursuant to such reorganization, merger, consolidation or similar transaction, provision shall be made in writing in connection with such transaction for the assumption of the Plan and all then-outstanding Warrants by the corporation or entity that is the issuer of such securities. From and after any such assumption, unless the context otherwise requires (as determined by the Board of Directors of the Company in good faith), references in the Plan and each outstanding Warrant to the “Company” or “PAETEC Corp.” shall be deemed to be references to such issuer, and such references and the other provisions of the Plan and such Warrants shall be interpreted so as to maintain the interests of the holders intended by the Plan as of the date hereof and by each such Warrant as of its date. Upon each adjustment of the number or kind of securities for which the Warrants are exercisable as provided in this paragraph, the per share Exercise Price payable upon exercise of the Warrants shall be appropriately and proportionately adjusted, as determined by the Board of Directors of the Company or the board of directors of such issuer in good faith.

Amendment

The company reserves the right to amend or modify the Plan from time-to-time provided that no amendment or modification shall have a material adverse effect on the rights of holders of warrants that are then outstanding.

Plan Summary

•	500,000 shares of Class A Common Stock of PAETEC Corp. have been set aside for the Plan.
•	Warrants are not exercisable in any event until after the IPO and registration requirements described in the “Securities Law Matters” section above have been satisfied.
•	Warrants are issued with respect to an amount of shares determined by the Company and the Exercise Price is set when the Warrant is granted.
•	Warrants generally vest over a period of up to fifty-seven months from issuance (20% immediately upon achieving the applicable revenue target within nine calendar months after grant and then 20% as of the subsequent Anniversary Dates for four years).

•	For continued vesting, an agent must maintain the applicable revenue level on average during each succeeding 12 months.
•	Result of missing the applicable average monthly revenue target is loss of vesting for that year (20%).
•	To make up for any lost vesting, the agent must exceed his target revenue level plus the shortfall amount on average during any succeeding twelve month period, measured as of any succeeding Anniversary Date, up to and including the fifth Anniversary Date after issuance of the Warrant Certificate.
•	Vested but unexercised Warrants will expire after ten years after the Warrant is issued.